201 East Fourth Street
Cincinnati, Ohio 45202
513 723 8940
Fax 513 723 6566
andre.s.valentine@convergys.com

Andre S. Valentine
Chief Financial Officer

December 20, 2012

VIA EDGAR AND FEDERAL EXPRESS
Cecilia Blye
Chief, Office of Global Security Risk
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-3628

Re:    Convergys Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 23, 2012
File No. 1-14379

Dear Ms. Blye:

This letter responds to comments contained in your letter dated December 13, 2012 addressed to Mr. Andre Valentine, the Chief Financial Officer of Convergys Corporation (the “Company” or “we”), with respect to the above-referenced filing. Our responses follow a restatement of each of the comments contained in your letter.

General

1. You disclose on page 11 that you have facilities in the Middle East, a region that can be understood to include Iran, Syria and Sudan. You disclose on pages 3 and 7 that you operate in Latin America, a region that can be understood to include Cuba. Cuba, Iran, Syria and Sudan are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your 10-K does not include information regarding contacts with those countries. Please tell us about any contacts with Cuba, and about any contacts with Iran, Syria and Sudan since your letter to us of October 14, 2009. Describe to us the nature and extent of your past, current and anticipated contacts with those countries, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. In this regard, we note a 2012 news release reporting that you signed a framework agreement with E.ON IT GmbH, which is the information technology arm of E.ON AG. We note 2012, 2007 and 2006 news articles reporting that E.ON's gas division has projects in Iran and was looking to buy liquefied natural gas from Iran. Your response should describe any products, technology, equipment, components or services you have provided to the referenced countries, directly or indirectly, and any agreements, commercial arrangements, or other contacts with the governments of those countries or entities controlled by those governments.

Cecilia Blye
Division of Corporate Finance
Securities and Exchange Commission
December 20, 2012

Company Response:

The Company does not have, and has not had, any subsidiaries, affiliates, offices of any kind, operations, or employees in Cuba or, as previously reported in our letter to you on October 14, 2009 (the “2009 Response”), in Iran, Sudan or Syria. We also do not have and have not had any commercial arrangements or contracts to supply services, products, equipment, components or technology with persons or entities in, or the governments of, Cuba, Iran or Sudan or with entities controlled by the governments of these countries. As reported in our 2009 Response, we previously had relationships with certain clients in Syria and were providing services under export licenses or other authorizations of the U.S. Department of Commerce. As discussed in our 2009 Response, these relationships resulted in de minimus revenue to the Company and were terminated in 2009. Since the 2009 Response, we have not had any commercial arrangements or contracts to supply services, products, equipment, components or technology with persons or entities in, or the government of, Syria or with entities controlled by the government of Syria. To our knowledge, none of our clients re-export our products to Cuba, Iran, Sudan or Syria.

As noted in your comment, in February 2012, the Company announced that its Smart Revenue Solutions business had entered into a framework agreement with E.ON IT GmbH. This agreement set forth the general terms and conditions of a contractual relationship between the companies, but did not specify particular work to be performed by the Company for E.ON (which was to be set forth in separate statements of work that would be negotiated from time to time by the parties). On May 16, 2012, the Company completed the sale of its entire Information Management business, including the Smart Revenue Solutions business and all of the Company's interest in the framework agreement with E.ON. Based on a review of the Company's records, we have determined that no revenues were received by the Company for the provision of any services or products under the framework agreement prior to the sale of the Information Management business. To our knowledge, any future services contemplated under the framework agreement would not have related to interests that any affiliates of E.ON might have in Iran; however, because of the sale of the business, we are not now able to confirm this prospective conclusion with any individuals responsible for administering or performing the agreement for the business.

Further, we do not anticipate entering into any commercial arrangements or contracts to supply services, products, equipment, components or technology with persons or entities in, or the governments of, Cuba, Iran, Sudan or Syria or with entities controlled by the governments of these countries, except to the extent we obtain authorization that may be required under the Export Administration Regulations or U.S. Government policy.

2.
Please discuss the materiality of any contacts with Cuba, Iran, Syria and Sudan described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidence by such actions directed toward companies that have operations associated with Cuba, Iran, Syria and Sudan.

Company Response:

The Company previously had de minimus revenue related to certain client relationships in Syria as described in our 2009 Response. Since the 2009 Response, as reported in our response to comment 1 herein, the Company has not had any commercial arrangements related to Cuba, Iran, Sudan or Syria and therefore has not received any revenue

Cecilia Blye
Division of Corporate Finance
Securities and Exchange Commission
December 20, 2012

from, or had any assets and liabilities related to, such arrangements.  Accordingly, we do not believe additional disclosure would be material or important to a reasonable investor making an investment decision.
*******
The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of this disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions or concerns with respect to the responses set forth in this letter or if you have any further comments, we would appreciate the opportunity to discuss them with you. Please do not hesitate to contact the undersigned at 513-723-8940.

Sincerely,

/s/ Andre S. Valentine
Andre S. Valentine
Chief Financial Officer
Convergys Corporation